FORM 10

NOTICE OF PROPOSED SIGNIFICANT TRANSACTION (not involving
an issuance or potential issuance of a listed security)1

Name of Listed Issuer: IM Cannabis Corp. (the "Issuer")

Trading Symbol: IMCC

Issued and Outstanding Securities of the Issuer Prior to Transaction: 69,695,325

Date of News Release Fully Disclosing the Transaction: Not applicable

1. Transaction

1. Provide details of the transaction including the date, description  and location of assets, if applicable, parties to and type of agreement (eg: sale, option, license, contract for Investor Relations Activities etc.) and relationship to the Issuer. The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the transaction without reference to any other material:

On August 5, 2022, the Issuer's subsidiary, Trichome JWC Acquisition Corp. ("TJAC") entered into a share purchase agreement (the "SPA") to sell 100% of the shares of its subsidiary, SublimeCulture Inc. ("Sublime") on an "as-is, where is" basis to a numbered company owned in part by a member of the Sublime management team and former employees and consultants of the Issuer's subsidiary, MYM Nutraceuticals Inc.. Sublime is a Related Person of the Issuer. Closing of the SPA resulted in the sale of all the shares of Sublime, and its related operations and obligations, including a leased facility based in Laval, Quebec, for the net purchase price of $88,901.83 ($100,000 less working capital adjustments per Section 2 below).  The facility at Sublime was primarily used by the Issuer for the purpose of storage of inventory and supplies, as well as some small-scale cultivation.

2. Provide the following information in relation to the total consideration for the transaction (including details of all cash, non-convertible debt securities or other consideration) and any required work commitments:

1 If the transaction involved the issuance of securities, other than debt securities that are not convertible into listed securities, use Form 9.

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(a) Total aggregate consideration in Canadian dollars: $100,000 less working capital adjustments for a final net purchase price of $88,901.83.

(b) Cash: $88,901.83.

(c) Other: None.

(d) Work commitments: None.

3. State how the purchase or sale price and the terms of any agreement were determined (e.g. arm's-length negotiation, independent committee of the Board, third party valuation etc).

The purchase price was determined through negotiations with the prospective purchasers.

4. Provide details of any appraisal or valuation of the subject of the transaction known to management of the Issuer: None.

5. If the transaction is an acquisition, details of the steps taken by the Issuer to ensure that the vendor has good title to the assets being acquired: N/A.

6. Provide the following information for any agent's fee, commission, bonus or finder's fee, or other compensation paid or to be paid in connection with the transaction (including warrants, options, etc.):

(a) Details of any dealer, agent, broker or other person receiving compensation in connection with the transaction (name, address. If a corporation, identify persons owning or exercising voting control over 20% or more of the voting shares if known to the Issuer): None.

(b) Cash ________________________________________________________________ .

(c) Other ________________________________________________________________ .

7. State whether the vendor, sales agent, broker or other person receiving compensation in connection with the transaction is a Related Person or has any other relationship with the Issuer and provide details of the relationship. N/A.

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8. If applicable, indicate whether the transaction is the acquisition of an interest in property contiguous to or otherwise related to any other asset acquired in the last 12 months. N/A.

2. Development

Provide details of the development.  The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the transaction without reference to any other material:

Please see Section 1 above.

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3. Certificate Of Compliance

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2. To the knowledge of the Issuer, at the time an agreement in principle was reached, no party to the transaction had knowledge of any undisclosed material information relating to the Issuer, other than in relation to the transaction.

3. As of the date hereof there is no material information concerning the Issuer which has not been publicly disclosed.

4. The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

5. All of the information in this Form 10 Notice of Proposed Significant Transaction is true.

Dated August 22, 2022.

Oren Shuster
Name of Director or Senior Officer

"Oren Shuster"
Signature

Chief Executive Officer
Official Capacity

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